EXHIBIT 99.6

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
TKM.TO - Tekmira Pharmaceuticals Corp and OnCore Biopharma M&A Call

EVENT DATE/TIME: JANUARY 12, 2015 / 01:30PM GMT

CORPORATE PARTICIPANTS

 Julie Rezler Tekmira Pharmaceuticals Corporation - Director of IR
 Mark Murray Tekmira Pharmaceuticals Corporation - President and CEO
 Vivek Ramaswamy OnCore Biopharma, Inc. - Chairman of the Board
 Pat Higgins OnCore Biopharma, Inc. - CEO
 Michael Sofia OnCore Biopharma, Inc. - CSO
 Tim Block Hepatitis B Foundation - President
 Bill Symonds OnCore Biopharma, Inc. - Director of the Board
 Bruce Cousins Tekmira Pharmaceuticals Corporation - CFO

CONFERENCE CALL PARTICIPANTS

 Michael Yee RBC Capital Markets - Analyst
 Michael Schmidt Leerink Partners - Analyst
 Stephen Willey Stifel Nicolaus - Analyst
 David Novak Clarus Securities - Analyst
 Robert LeBoyer Maxim Group - Analyst (on behalf of Jason Kolbert)
 Ben WolterPrivate Investor
 Chris Potter Northern Border - Analyst

 PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Tekmira Pharmaceuticals Corporation/OnCore Biopharma Inc. conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session and instructions will be given at that time. (Operator Instructions). As a reminder, this conference call is being recorded.

I would now like to introduce your host for today's conference, Julie Rezler, Director of Investor Relations and Corporate Communications. You may begin.

Julie Rezler - Tekmira Pharmaceuticals Corporation - Director of IR

Thank you, Nicole, and thank you to everybody that is joining in for this call this morning.

Before we begin today, I need to provide the following disclaimer. I would like to remind everybody that there are a number of statements made in this conference call that constitute forward-looking statements or forward-looking information under applicable securities laws.

Forward-looking statements and information discussed in this conference call include but are not limited to those risks with respect to our merger, proposed merger with OnCore; our goals for curative regimen and to eradicate HBV, hepatitis B virus; the timing and milestones of the combined companies' product line into clinical studies; IND, CTA filings; the quantum and significance of opportunities for the combined company; our strategies for optimizing non-HBV assets and partnerships as well as our strategy, future operations, clinical trials, prospects and other plans.

Forward-looking statements and information are predictions which are based on certain assumptions which include but are not limited to the effectiveness of our products as a treatment for HBV and other diseases, our ability to demonstrate the safety and efficacy of our drug candidates on a timely basis to our commercial benefit. While we consider these assumptions to be reasonable these are assumptions and are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements and information. A more complete discussion of the risks and uncertainties facing Tekmira appears in our most recent press release dated January 11, 2015 as well as our periodic reports and continuous disclosure filings which are filed on EDGAR and SEDAR. We do not expect to update forward-looking statements and information continually as conditions change except as required by law.

I would also like to remind you that this conference call is being webcast and a replay will be available shortly after the call concludes. We will be referencing a presentation in our remarks. If you are not on the webcast, a copy of the deck is available online at www.Tekmira.com or www.OnCoreBiopharma.com and you can also find a copy of the press release that we issued on both websites.

Finally, I also note that in connection with the merger process, Tekmira will be filing a proxy statement with the SEC and we encourage you to read it and other relevant materials filed by Tekmira with the SEC because these documents have or will have important information about the proposed transaction.

With that, I now turn it over to Dr. Mark Murray, Chief Executive Officer of Tekmira to begin the call.

Mark Murray - Tekmira Pharmaceuticals Corporation - President and CEO

Thank you, Julie. Good morning, everyone. We appreciate the time you are taking to dial in this morning on what I'm sure is a very busy day for all of you. I am joined this morning by my colleagues from OnCore, Vivek Ramaswamy, the OnCore Board Chairman; Patrick Higgins, OnCore's co-Founder and Chief Executive Officer; Dr. Michael Sofia, co-Founder of OnCore and the Company's Chief Scientific Officer; and Bill Symonds, OnCore Board member; and Bruce Cousins, Tekmira's Chief Financial Officer.

We are all very pleased to be joined by Dr. Timothy Block, President of the Hepatitis B Foundation.

This is a very exciting day for both of our companies, Tekmira and OnCore. Last evening we announced that Tekmira and OnCore have agreed to merge our two companies. We believe that we are creating a new leading global HBV therapeutics company focused on developing a curative regimen for hepatitis B by combining multiple therapeutic approaches. This is a merger which is driven by true scientific and technical synergy.

We believe that together, Tekmira and OnCore will have the technologies, the science and the leadership to transform the HBV treatment landscape by developing a regimen designated -- designed to eradicate hepatitis B virus. And that it can be curative of a disease that infects roughly 350 million people around the world. This is a tremendous opportunity for both of our companies, our shareholders, our employees and the global medical community.

The combined company will have the potential to advance multiple, highly active and complementary agents into the clinic in rapid succession. We are leveraging Tekmira's industry-leading RNAi platform bringing together our Phase 1 ready HBV therapeutic which we refer to as TKM-HBV with OnCore's robust portfolio of compounds.

As Patrick will explain to you shortly, the combined company is expected to build on OnCore's approach of using a combination of unique drug candidates to address the three key pillars of HBV persistence : uncontrolled viral replication, a suppression of HBV specific immune response and of course, covalently closed circular DNA or cccDNA. I can say confidently that of the many companies large and small focused on HBV, none have the robust pipeline of Tekmira with the OnCore combination.

With TKM-HBV, our new company is expected to have eight drug candidates for use in combination to develop a curative regimen for HBV. Tekmira and OnCore are on a trajectory to have two HBV agents in the clinic this year, 2015, and to file INDs for several more programs in 2016.

For the Tekmira shareholders, we believe that this transaction optimizes the value of our assets and combines these near-term catalysts with the opportunity for significant long-term value creation. At the same time we are assembling what I believe is a world-class management team with deep experience in drug development and value creation. It has been a pleasure to work with Vivek, Patrick, Mike and Bill and their team to forge this new company. We are united in our optimism about its prospects and we are looking forward to getting started.

We are all very excited about the opportunity in HBV. It is a global market measured in the billions. The fact that our new company will have depth and breadth in its technology platform and pipeline, the magnitude of therapeutic need and the commercial opportunity are the driving forces behind this transaction.

While the focus of the newly combined company will be on HBV, the management team is also united in its enthusiasm for the value that resides in TKM-Ebola, TKM-PLK1 and our other non-HBV programs.

Prior to the completion of the transaction, the combined company management team will be working together to determine the best strategies for optimizing the Ebola and oncology programs and continue to work with our partners around the world to advance treatments for these serious human diseases.

The management team also sees significant value in the collaborations Tekmira has established to date. We plan to continue to work closely with and support our partners using Tekmira's RNAi technology. These are valuable assets and all of us at Tekmira and OnCore recognize that. We are looking forward to determining the optimal strategies for continuing to realize their potential.

For Tekmira, this transaction is an opportunity to leverage the groundbreaking work that we have done in RNA interference and the value inherent in this platform to build an industry-leading therapeutically aimed company and develop a curative regimen for HBV.

With that, I will now turn the call over to Vivek, Patrick, Mike, Tim and Bill to provide greater detail on the combined companies' pipeline and approach to drug development. Bruce will speak to the structure of the transaction and the next steps shortly. Vivek?

Vivek Ramaswamy - OnCore Biopharma, Inc. - Chairman of the Board

Thank you, Mark. First of all, let me address a question that is surely on your minds. We met with many of you over the last several months to discuss an IPO in early 2015. We appreciated your strong enthusiasm and strong support for this approach. However, after considering not only the IPO but further strategic options, we concluded that this merger is not only in the best interest of Tekmira but also of OnCore.

Importantly we do not see this as a change in our strategy that we discussed with you during our IPO preparations. Rather we believe that this is an extension of that same strategy to consolidate what we believe are the most promising HBV drug candidates into a single, integrated company providing additional near-term value creating catalysts and increasing our ultimate chance of success.

With that, I would like to turn the call over to Pat Higgins, CEO of OnCore.

Pat Higgins - OnCore Biopharma, Inc. - CEO

Thanks, Vivek. First of all, let me say that we at OnCore are extremely excited about this merger and the opportunity to expedite what is now our joint mission to deliver a curative regimen to HBV patients while combining near-term catalysts with long-term value creation.

Our strategy is based on a three-pillar approach of aggressively suppressing viral replication, stimulating the body's own immune system to react to the virus with our lead compound, TKM-HBV and by targeting the viral reservoir to eliminate cccDNA. Most KOLs will tell you it is the last piece that needs to be addressed before we see high cure rates.

We believe that it will take a combination of assets to achieve all three and no other company has all three pillars covered. Once achieved, we expect to have turned HBV into an HCV like disease. We do not believe that any other company working in HBV has a direct approach to eliminating cccDNA and in fact we have two direct approaches with our cccDNA formation inhibitor program and our epigenetic modifier approaches which sets us apart from the competition.

In addition, we have multiple indirect approaches to targeting cccDNA now including TKM-HBV. Dr. Sofia will cover these in greater detail in a few minutes.

One learning we take from our prior careers at Pharmasset is that having a single asset can transform a company but having a single company with multiple disease specific assets is often worth more to the company and its investors.

Chances for success are increased and risk is spread out over a portfolio of assets. Since we believe that combinations are the key to success, having multiple assets under one roof should speed up development as we are focused on combining these assets rather than spending our time negotiating with competitive companies to agree to combine. With the addition now of TKM-HBV as a clinic ready asset to the existing portfolio of OnCore's seven drug candidates, we will now have taken a significant step toward achieving this goal.

We have learned that speed through the development path is also a significant value creator so we plan to continue to leverage our experiences at Pharmasset that greatly contributed to the successful the development of sofosbuvir, now called Sovaldi.

Let me comment on the market potential in HBV. We believe that the market in HBV is twice the size of HCV. There are 350 million chronically infected people globally and 0.75 million people die each year due to the consequences of HBV. In fact, there are more people diagnosed with HBV than HCV providing a market ready for new therapies. That is because the current HBV treatments, while selling greater than $2 billion annually, require lifelong therapy, only achieve single-digit cure rates and generally only impact one of those three pillars, viral suppression. So there remains a significant unmet medical need.

It is important to stress that HBV is not an epidemic isolated to the developing world. Immigration has made it a global problem in the developed world and the arising economies and emerging middle class of Asia, South America, Eastern Europe have made it easier for patients to get a cure.

Since HBV's primary method of transmission is vertical from mother to child, the incidence of disease continues to grow. It is worth noting that the value of a cure is expected to be worth more in HBV than in HCV because of more direct progression to the hepatocellular carcinoma or HCC, meaning that HBV patients can progress directly to hepatocellular carcinoma without going through either fibrosis and cirrhosis.

With that, I would like to turn it over to the next part of the presentation, to Dr. Michael Sofia, to provide a brief overview of our HBV programs. Mike?

Michael Sofia - OnCore Biopharma, Inc. - CSO

Thanks, Pat. I will now walk through an overview of the company's pipeline and development efforts. As Pat mentioned, we believe that there are three key factors driving HBV persistence including uncontrolled viral replication, suppression of the host immune response, and the existence of the stable reservoir of viral genomic material, cccDNA.

The eradication of cccDNA is the cornerstone of an HBV cure strategy. It is from cccDNA where new virions result and from which immunosuppressive viral proteins and viral genomic materials originate. We have built a robust portfolio of HBV assets that address these -- each of these three pillars with TKM-HBV, our lead compound just about to enter human clinical trials. We firmly believe that in order to achieve an HBV cure, all facets of HBV persistence need to be addressed and that only impacting a single target will not be sufficient to achieve a cure.

Some of the expected programs of the combined company address more than one pillar. TKM-HBV is a novel, lipid nanoparticle, or LNP, formulated RNAi therapy that uniquely targets three highly conserved region of the HBV viral genome. Targeting multiple sites on the HBV genome allows for potent reduction of multiple viral antigens across a broad range of HBV genotypes and a decrease in the probability of developing antiviral resistance.

Preclinical studies with TKM-HBV have shown reductions of surface-antigen and reductions in other viral antigens, viral DNA and cccDNA across the most prevalent HBV genotypes demonstrating that TKM-HBV has the potential to treat patients with chronic hepatitis B.

I'm excited about the potential shown in preclinical studies using well validated models that support the reduction of cccDNA.

Our next most advanced program is OnCore's second generation cyclophilin inhibitor, OCB-030. OCO-030 is a novel cyclophilin inhibitor. It is a semi-synthetic natural product known as Sangliferin, obtained by a bio-engineered fermentation process. Preclinical data shows that OCB-030 is more potent than the first generation of cyclophilin inhibitors, has a cleaner safety profile to date, demonstrates liver targeting, has cross genotype activity and a strong IP position. OCB-030 also acts through a dual mechanism of action. Like TKM-HBV, OCB-030 inhibits viral replication and stimulates the host immune response.

OCB-030 is currently in IND enabling studies and we anticipate initiating clinical development later in 2015.

Additionally and exclusively targeting viral replication is our Capsid Assembly Inhibitor program currently in mid-lead optimization. We are developing several small molecule compound series which have been identified as potent inhibitors of HBV capsid assembly in vitro and have shown anti-HBV activity in vivo. These capsid assembly inhibitors have shown sub-micromolar activity in whole cell studies and a series of compounds were shown to substantially reduce HBV DNA levels in a mouse model.

TKM-HBV is not the only compound of the combined companies addressing immune activation and stimulation. I would like to highlight our oral S-antigen inhibitor program. OnCore is developing several oral small molecule compound series identified to inhibit the secretion of S-antigen. The ability of these lead molecules to inhibit S-antigen secretion is demonstrated by direct observation of the reduction of S-antigenin whole cells in a dose-dependent manner. OnCore has identified a series of S-antigen secretion inhibitors with sub-micromolar activity that are undergoing lead optimization.

The last immune stimulation program that I will discuss today is OnCore's STING Agonist program. STING, which stands for stimulators of interferon gene, is a cytoplasmic pattern recognition receptor that plays a role in activation of the innate immune response system in response to viral infection. OnCore is undertaking a lead generation effort to identify human STING agonists using a proprietary assay developed at the Blumberg Institute with the objective of developing them as immunomodulatory agents to treat hepatitis B.

Before moving away from immune stimulation, I will briefly discuss our recently announced virus-like particle encapsulated TLR9 agonist CYT003 as a potential component of a treatment regimen for HBV. CYT003 is a compound that has been in the clinic for another indication and has an existing safety database encompassing several hundred patients. The next step with this compound is to evaluate its potential activity against HBV.

Finally, we have programs directly targeting cccDNA. Eliminating cccDNA is the cornerstone of an HBV cure strategy. It is the reservoir of viral genomic material responsible for the production of new viral proteins and viral genomic materials that lead to new virus and replenishment of intracellular cccDNA.

There are two ways to attack cccDNA. One is to inhibit its formation and the other is to inhibit cccDNA transcription and stability and we have programs addressing both of these strategies.

That concludes the summary of our programs. I believe we have shown you a portfolio of existing programs that have great potential when used in combination to deliver a cure for HBV with a finite duration of therapy. It is important to recognize that we have secured an additional discovery engine for the future by our relationship and collaboration with the Blumberg Institute, we can augment our internal research efforts in RNAi and other technologies.

The Baruch S. Blumberg Institute is one of the leading non-profit research institutes in the world focused on HBV research. Our relationship with the Blumberg Institute guarantees us access to cutting-edge research in new target identification, assay development, mechanism of action studies and lead finding efforts focused on hepatitis B virus. It enables access to research that no other biotech or pharma has and becomes an added pipeline for our current and future R&D efforts in HBV.

Dr. Tim Block, President of Hepatitis B Foundation and its research arm of the Blumberg Institute is with us on the call and would like to offer his perspective on the prospects for an HBV cure. Tim?

Tim Block - Hepatitis B Foundation - President

Thank you very much for this opportunity, Mike, and everyone there. I'm pleased to offer my perspective on today's news from the standpoint of the hepatitis B patient community and scientific community. As you said, I am President of the hepatitis B foundation and the Baruch S. Blumberg Institute, its research organization. So I have devoted my life and career to identifying potential cures for hepatitis B and you know this year is the 50th anniversary of Baruch S. Blumberg and Harvey Alter's discovery of hepatitis B so with the advent of curative regimens for hepatitis C and recent advances in our understanding of hepatitis B, now is the time is ripe for developing a cure for hepatitis B.

While combination therapy is the standard of care for hepatitis C, it is almost certain that the need for combination therapy will even be more pronounced in hepatitis B. In particular, this may require agents that directly inhibit viral replication, those which augment the host immune response and those which directly target cccDNA. One limitation to realizing this goal is that this will require multiple companies to collaborate with one another and with academia in order to test combinations of multiple investigational drug candidates.

I recently co-chaired a symposium about hepatitis B therapies at the AASLD meeting, that is a liver disease meeting in November in Boston and several academics offered their pleas to industry to work together in order to effectively develop drug combinations for hepatitis B.

So I am personally inspired and excited by today's announcement. I'm pleased that these  companies are  answering the call of the hepatitis B scientific community to combine multiple mechanisms of action to cure this complex disease. To my knowledge this new company will represent the largest company in history dedicated specifically to developing a cure for hepatitis B.

On behalf of the Hepatitis B Foundation and the Blumberg Institute, I look forward to collaborating with them to achieve this goal. Thank you.

Michael Sofia - OnCore Biopharma, Inc. - CSO

Thanks Tim. Finally, we are very excited about the significant value that resides in Tekmira's non-HBV assets and collaborations. TKM-PLK1 is currently in Phase 2 in multiple indications and TKM-Ebola is expected to enter Phase 2 in West Africa in early 2015. Tekmira also maintains an active RNAi research and development effort. We plan to continue to move forward with these programs with the goal of maximizing their value.

Bill Symonds will now share with you how we plan to execute a clinical development strategy to identify the best combination for an HBV cure. Bill?

Bill Symonds - OnCore Biopharma, Inc. - Director of the Board

Thanks, Mike. As Dr. Sofia just summarized, the combined company has a broad platform of drugs targeting the three HBV persistence factors with multiple compounds within each class and TKM-HBV about to enter the clinic in healthy volunteers.

Our search for viable combinations will begin in a test tube looking at single and multiple drugs in cell culture systems. We then have a number of different animal models at our disposal to refine these combinations further. Much of this work is being completed for TKM-HBV as Mike described earlier. These data are expected to then support early combination studies in humans.

In developing combination regimens, we intend to build on the experience to date in HIV and HCV where fixed dose combinations have become the standard with two, three or even four drugs together in one pill. From a regulatory perspective there is also a great deal of precedence building with approvals being granted for regimens with multiple investigational agents as in the recent filing by AbbVie in their five-drug regimen.

Leading into the initial combination studies, we intend that each of these drugs will undergo Phase 1 testing in healthy volunteers to establish the safety pharmacokinetics and sometimes initial reads on their therapeutic effects such as with the immune response modifier compounds. Once initial safety is established, we expect the compounds will enter proof of concept studies which should establish the inherent activity of each of these drugs, an initial look at the dose response and will also be the place where the first combinations will be assessed as we can enroll both treatment naive patients and patients who are receiving stable nucleoside therapy.

We plan that compounds will then progress into a rolling Phase 2 program similar to what was done in the ELECTRON study with sofosbuvir. This was an important learning from our Pharmasset days with regard to the value that small targeted cohorts can bring as you learn from the results on an ongoing basis and then design the future cohorts to answer these new scientific questions. We expect to continue to add compounds to this research engine as they clear Phase 1 and clearly the later drugs will benefit from what we learn on the initial compounds.

We will strive to take only the best compounds into later phase studies. These can be two drug, three drug or more combinations based upon the results generated in the prior cohorts.

Through this process we expect to identify regimens which are clear winners but also will find regimens that may not be viable. Of note, understanding why certain combinations did not work will be key to guide the design of the next combinations to test. Regimens selected in these studies will then move into Phase 2b, where the goal is to explore durations of therapy with a goal of finding regimens with a finite treatment duration.

We intend that the winning regimens from these studies will then go forward into Phase 3 registration studies to confirm their effectiveness in the broader population.

I will now hand it over to Bruce to review the structure of the transaction and the next steps. Bruce?

Bruce Cousins - Tekmira Pharmaceuticals Corporation - CFO

Thanks, Bill. I would now like to spend a moment reviewing the structure of the transaction and pro forma capital structure of the combined company. I will then turn things back to Mark for some final thoughts and of course, the Q&A session.

Under the terms of the agreement, the transaction will be carried out by way of a merger in which OnCore will merge with a wholly-owned subsidiary of Tekmira and thereby become a wholly-owned subsidiary of Tekmira. Upon closing of the transaction, the stockholders of OnCore will hold approximately 50% of the total number of outstanding shares of the capital stock of Tekmira calculated on a fully diluted and as converted basis using the Treasury Stock method. The terms and conditions of the transaction are more fully set forth in the merger agreement.

The implied market value of the combined company based on the closing price of Tekmira common shares on the NASDAQ global market on January 9, 2015 is approximately $750 million. The merger is subject to approval of a majority of the shareholders of Tekmira present in person or by proxy at a special meeting of Tekmira shareholders. Completion of the transaction is also subject to customary closing conditions including regulatory approvals.

The transaction is expected to close in the first half of 2015 shortly after completion of the SEC review process and receipt of Tekmira shareholder approval. The Tekmira Board of Directors unanimously approved and recommends that Tekmira shareholders vote for the proposed transaction at a special meeting of shareholders.

Details regarding these and other terms of the transaction are set out in the merger agreement which will be filed by Tekmira on the SEC website at www.SEC.gov and on the Canadian Securities Administrator's website at SEDAR.com.

Now let me turn the call back to Mark.

Mark Murray - Tekmira Pharmaceuticals Corporation - President and CEO

Thanks, Bruce. I hope that provides everyone this morning with a good overview of what we see as a very compelling transaction. The Boards of both companies are unanimous in their support of this transaction and the potential of a new company to change the face of HBV therapy and potentially cure this debilitating disease. The management teams of both companies will be accessible over the coming days and we will look forward to interacting with the investment community and discussing the merger. We strongly believe that this merger is in the best interest of Tekmira shareholders and we strongly urge everyone to vote in favor of it.

I will now hand the call back over to the operator to begin the question-and-answer session. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions). Michael Yee, RBC Capital Markets.

Michael Yee - RBC Capital Markets - Analyst

Thanks. Good morning. Congrats. A couple of quick ones. For OnCore, there are a bunch of different RNAi platforms looking at hepatitis B and other things so can you describe why Tekmira -- what's specifically there versus others that led you to do this?

Then for your lead oral hepatitis B drug, can you be a little more specific on when that would actually get an IND filing and start Phase 1 just so we can figure actual news flow out on that?

Then the last question was a housekeeping question. If you own 50% of the new company should I be doubling the amount of shares that are going to be outstanding now from 22 million shares to 44 million shares? Is that what we should be doing for valuation?

Bruce Cousins - Tekmira Pharmaceuticals Corporation - CFO

So let me knock the last question down first. Simply stated, that is how you should look at it.

Mark Murray - Tekmira Pharmaceuticals Corporation - President and CEO

We will ask Mike Sofia to take the first couple of technical questions.

Michael Sofia - OnCore Biopharma, Inc. - CTO

So let me address the issue on TKM-HBV on the RNAi issue. So our excitement about that asset is from the fact that it has the ability to address several overlapping reading frames in the HBV genome and therefore has a tremendous ability to overcome a number of issues such as potential resistance but also it attacks a number of different downstream products that result from HBV transcriptional processing. So that makes this asset, TKM-HBV, really quite unique when you compare it to the competitors in the field. Plus the LNP technology here has a very strong patent protection patent portfolio and proven performance in the clinic already and so that combination really convinced us that this was the RNAi technology we wanted to marry with.

The second issue is related to OCB-030. That is our cyclophilin inhibitor currently in IND enabling studies. That asset is anticipated to be in the clinic by the end of this year 2015, and it is currently progressing nicely in that direction.

Michael Yee - RBC Capital Markets - Analyst

Thank you, guys.

Operator

(Operator Instructions). Michael Schmidt, Leerink.

Michael Schmidt - Leerink Partners - Analyst

Good morning and thank you for taking my questions and also congratulations for the deal from my side here.

I just want to follow-up on the last question. So you provided an overview of the clinical strategy in general. Can you be a bit more specific on which combinations for instance will be assessed first? Will that involve TKM-HBV and OCB-030 given that these are the two most advanced drugs or are there other combinations that would make more sense to be assessed initially?

The second question would be on the RNAi portfolio, the non-hepatitis B RNAi product, PLK1, and  Ebola, I guess what is your view on the strategic options for those assets? They obviously don't fit 100% with the new strategy to have the company focus on HBV exclusively. And so I was wondering what the range of options could be for those assets? Thank you.

Bill Symonds - OnCore Biopharma, Inc. - Director of the Board

This is Bill Symonds. I will start with the first part of your question there about the combinations we intend to look at. Of course TKM-HBV will be the first compound in the clinic. It will be the one that gets out in front and we start generating a significant amount of safety data and activity data.

Following behind that as Mike just pointed out, the OCB-030 compound or cyclophilin inhibitor will follow next. That is an obvious combination which would be one of the first which we would attempt in the clinic. Also you have the patients who are on existing nucleoside therapy which adds a third drug and then the following year in 2016 as you notice from Mike's pipeline chart, there are three more compounds which are slated for IND in that year and we can start adding to that.

In the interim timeframe, Mike and his team have already started looking in vitro we can combine these things in the test tube, look at them mechanistically, we can go into the animal models as well. So we will be going into the clinic with our eyes wide open based on the preclinical data guiding us in which direction to go and which compounds or each of those three pillars we talked about earlier should be combined to really find the optimal combination to carry forward into development.

Mark Murray - Tekmira Pharmaceuticals Corporation - President and CEO

Michael, this is Mark. With respect to the TKM-Ebola and PLK compounds that you mentioned, it is very early days obviously but we are committed to explore all of our strategic options here to make sure that we maximize value for the Tekmira shareholders.

Michael Schmidt - Leerink Partners - Analyst

Okay, great. And then maybe one follow-up. What is the fully diluted share count right now?

Bruce Cousins - Tekmira Pharmaceuticals Corporation - CFO

Fully diluted Tekmira share count today is 24.6 million shares.

Michael Schmidt - Leerink Partners - Analyst

Okay, great. Thank you and congrats again.

Operator

Stephen Willey, Stifel.

Stephen Willey - Stifel Nicolaus - Analyst

Good morning. Just to follow-up on Michael's question with respect to the rest of the RNAi portfolio, I know at the recent Analyst Day you talked about a lot of preclinical work that was ongoing, some in the lipid metabolic space. I was just wondering if any of that gets shelved at this point while you just try to figure out what the strategy is on the RNAi side of the company?

Mark Murray - Tekmira Pharmaceuticals Corporation - President and CEO

I am sorry. I didn't hear the complete question, Steve.

Stephen Willey - Stifel Nicolaus - Analyst

The question was you talked a lot about your Analyst Day about a lot of the other programs that were in development and would be nearing the clinic over the course of the next one to two years in the lipid space, the metabolic space and I'm just wondering if those efforts now get shelved as you try to figure out what the going forward strategy is.

Mark Murray - Tekmira Pharmaceuticals Corporation - President and CEO

They do not. They do not. So the company continues to be interested in these and we will invest in them and as I said a moment ago, we want to explore all of our options to create value for shareholders here.

Stephen Willey - Stifel Nicolaus - Analyst

Okay. And then maybe just a question for either Dr. Block or some of the OnCore guys with respect to maybe where some of the preclinical models are right now with respect to optimization and whether or not kind of the iterations of the screening systems you have now have been optimized to pursue this fixed dose combination strategy?

Michael Sofia - OnCore Biopharma, Inc. - CSO

So this is Mike Sofia. I think the field of hepatitis B has begun to take tremendous leaps and bounds in regard to methodologies that allow for both in vitro and in vivo screening and assessment of compounds. So there are many in vitro systems, some of them developed certainly at the Baruch Blumberg Institute that we have access to on some in an exclusive manner that allows us to evaluate pathways in the HBV viral replication process.

There are  currently infectious cell lines  and identified activity of compounds in these cell lines for HBV. And then when you go to the animal models, there are quite a number of very viable animal models now that allows one to assess compounds. There is this sort of historic woodchuck model and duck models of woodchuck hepatitis virus and duck hepatitis virus that have been used in evaluating drugs. But more recently a number of chimeric mouse models and humanized mouse models, liver mouse models have been developed and have been quite valuable and useful in assessing compounds.

In those cases one could look at all the same biomarkers one looks at in the clinical setting whether they be HBV DNA loss, S-antigen, E-antigen loss. And in the case of the humanized mouse model, one can actually look at cccDNA levels of human HBV.

So there are a number of tools out there that allows one to assess both single compound and combination compound effectively and in fact there are studies that already have been reported that looks at combinations of drugs in the humanized mouse models so we have the tools available to us to do what we need to do.

Stephen Willey - Stifel Nicolaus - Analyst

Okay. And then just lastly maybe, Bruce, just what the pro forma cash balance might look like post merger?

Bruce Cousins - Tekmira Pharmaceuticals Corporation - CFO

So, Stephen, we ended the last quarter with about $100 million of cash on hand and that is going to be central to the transaction going forward. So we don't expect material cash on the OnCore side of the transaction so that was not a core asset we were seeking in the deal.

Stephen Willey - Stifel Nicolaus - Analyst

Okay. Thank you.

Operator

David Novak, Clarus Securities.

David Novak - Clarus Securities - Analyst

Thanks for taking the call and congratulations again on the fantastic event. With respect to the 50% to OnCore, is that just over or just under 50%?

Mark Murray - Tekmira Pharmaceuticals Corporation - President and CEO

50% to OnCore.

Bruce Cousins - Tekmira Pharmaceuticals Corporation - CFO

So as described in the transaction, we are using the Treasury Stock method for the 50-50 determination.

David Novak - Clarus Securities - Analyst

Got you. Perfect. Thank you. And will there be any new emerging major shareholders from OnCore? Who is currently the major shareholder of OnCore?

Vivek Ramaswamy - OnCore Biopharma, Inc. - Chairman of the Board

Sure. So I will speak to that. Roivant Sciences is the majority shareholder of OnCore at present, I’m the founder and CEO of Roivant. In addition to Roivant, other shareholders of OnCore include the four co-founders of OnCore who represent its management team.

David Novak - Clarus Securities - Analyst

Perfect. Thank you. How much did OnCore raise in the Series R?

Vivek Ramaswamy - OnCore Biopharma, Inc. - Chairman of the Board

Series R financing was for $8 million.

David Novak - Clarus Securities - Analyst

Excellent. Great. Bruce, how will this affect your burn going forward?

Bruce Cousins - Tekmira Pharmaceuticals Corporation - CFO

David, the way we view the transaction certainly the near-term cash needs of the business are provided for with the Tekmira treasury. But as we have outlined in this call, the pipeline for development is significant and the cash needa are  considerable in the business. So our near-term objective, we are going to complete on this merger process and the necessary approvals then we are going to turn our attention to the treasury and work on that.

David Novak - Clarus Securities - Analyst

Excellent. Thank you. Just a quick, in the PR pipeline table I noticed that there is no little bullet there under TKM-HBV for elimination of cccDNA. I thought we saw that in the preclinical data. Is that just not there because there are other therapies coming in from OnCore that are specifically adapted to the elimination of cccDNA?

Mark Murray - Tekmira Pharmaceuticals Corporation - President and CEO

If you look at the targets with which TKM-HBV addresses, they then lead to the reduction in cccDNA as part of that sort of downstream processing.

David Novak - Clarus Securities - Analyst

Got you. Perfect. Thank you very much, guys, and I look forward to getting to know all of you better in the future.

Operator

(Operator Instructions). Jason Kolbert, Maxim Group.

Robert LeBoyer – Maxim Group – Analyst (On behalf of Jason Kolbert)

Hello. This is Robert LeBoyer for Jason Kolbert. Congratulations on what looks like a really nice deal. Just a follow-up on the previous question. Can you give a little bit more guidance on the level of expenses going forward in 2015?

Bruce Cousins - Tekmira Pharmaceuticals Corporation - CFO

Not at this point in time. We are early in the process. As noted, we need to complete on the merger. There will be information around the filings in support of that completion that will start to paint that picture but we are just not ready to reveal that at this point.

Unidentified Participant

Okay, fair enough. Thank you.

Operator

(Operator Instructions). Ben Wolter, Private Investor.

Ben Wolter Private Investor

I have a question regarding the drug that OnCore will be bringing to the picture as opposed to drugs that are currently in the market, they are talking about using the drug to inhibit cccDNA production but aren't there already drugs in place such as entecavir and other nucleoside analogues that already do just a find job and aren't you getting five to six log reductions in this area?

Michael Sofia - OnCore Biopharma, Inc. - CSO

This is Mike Sofia. Let me address the current drugs in therapy. So there are entecavir, tenofovir, adefovir, telbivudine, etc. They are all nucleoside or nucleotide inhibitors. They inhibit viral replication, a specific pathway in the virus lifecycle.

Now what they do is they don't address cccDNA so for example these are lifelong therapies. An individual who comes off therapy will see a rebound of virus. So they do not address any issue with regard to cccDNA.

The only other drug out there, interferon, which shows a low single-digit what they call functional cure of HBV in patients to take this drug for 48 to 96 weeks of therapy. In those patients what you do see is the immune system is able to now control the virus but if those individuals undergo an immunosuppressive event, TNF alpha therapy for example, they will see -- many will see reactivation of the virus again.

So indicating that cccDNA still exists in the nucleus of the hepatocyte. So direct answer to your question, none of these drugs directly address cccDNA and are usually long-term lifelong therapies.

Unidentified Company Representative

Just to add to that, the nukes today are simply not going to lead to a cure in HBV as Dr. Sofia pointed out due to this inability to address cccDNA directly.

Ben Wolter Private Investor

But the nukes available on the market today in combination with other therapies could potentially address a functional cure for HBV. You are already seeing functional cure rates -- or cure rates around 20% with just the entecavir alone if I read my information correctly. And then on top of that if you are looking at the addition of TLR9 in the picture, isn't the end product of TLR9 simulation essentially IL-12 and interferon? So you already have interferon as a drug available on the market. What benefit do you have of simulating TLR9 instead of just going with interferon?

Michael Sofia - OnCore Biopharma, Inc. - CSO

I'm not sure that the data you have on functional cure with nucleoside is correct. But when we are talking about the therapies for a cure for hepatitis B, I really want to reiterate it is going to need to be combination therapy. As Dr. Block has commented and as I think all KOLs have commented, a single agent is not going to be sufficient enough to effect a cure in hepatitis B. That is pretty evident when you look even look at what you said drugs such as entecavir, tenofovir, which have very aggressive viral load declines but no functional cure in those patients.

So combination therapy addressing what we believe are the three pillars, rapid and aggressive reduction in viral replication, the ability to activate the host immune system and then the final clearance of cccDNA. It is only if you clear cccDNA can you actually get a real cure for hepatitis B. cccDNA is the viral reservoir that resides in hepatocytes and continues to pump out new virions and new viral proteins, viral genomic materials that play a big role in how the virus controls the host immune system.

Tim Block - Hepatitis B Foundation - President

This is Tim Block. Could I add something too? I of course want to echo what Mike Sofia just said but also point out that the current drugs that are out there are excellent I do agree, in reducing viremia. You are right, whoever said that. They do an excellent job but now the data is in after 10 years of therapy on some of the most potent inhibitors, the reduction in death rates due to liver cancer and liver cirrhosis is reduced well but only by 50% to 60% or 70%. That leaves a lot of people.

I also want to point out there is a whole population probably half the people who have chronic hepatitis B are not eligible -- not eligible -- the current drugs out there are not recommended for use in them. The Tekmira type drug and the OnCore drugs would be useful in these individuals who also have much elevated risk of death due to liver cirrhosis and liver disease.

Finally, a great point about the interferons versus the CPG activators or the TLR9 activators but what is intriguing or exciting to me about the OnCore asset or what they acquired is the local activation, taking interferon is one thing but getting the kind of local activation of these pattern recognition receptors which we also are doing with the STING agonist as well I think is what will be transformative.

Operator

Chris Potter, Northern Border.

Chris Potter - Northern Border - Analyst

Congratulations on the transaction. Does OnCore have any debt or other liabilities that you haven't talked about on the call that might be a draw on your cash balances?

Bruce Cousins - Tekmira Pharmaceuticals Corporation - CFO

There is no other debt or liabilities on the OnCore books.

Chris Potter - Northern Border - Analyst

Great. Thank you.

Operator

Thank you. I'm showing no further questions at this time. I would like to hand the call back over to Dr. Murray for any closing remarks.

Mark Murray - Tekmira Pharmaceuticals Corporation - President and CEO

Thank you, operator, and thanks again for everyone on the call this morning for joining us this morning. We are really very excited to move forward with this transaction and to create as we said a new leading global HBV therapeutics company and we of course look forward to your support. That concludes the call today. Thanks, everyone.

Operator

Ladies and gentlemen, thank you for participating in today's conference. This does conclude today's program. You all have a great day.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Tekmira plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a proxy statement in connection with the proposed Merger. The proxy statement will contain important information about the proposed Merger and related matters. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE. Investors and stockholders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Tekmira through the SEC’s website at www.sec.gov and from Tekmira by contacting Investor Relations by telephone at (604) 419-3200 or upon written request addressed to our corporate secretary at Tekmira Pharmaceuticals Corporation, 100 – 8900 Glenlyon Parkway, Burnaby, BC, Canada, V5J 5J8 or by going to Tekmira’s Investor section on its corporate web site at www.tekmira.com.

Tekmira and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Tekmira in connection with the proposed Merger. Information regarding the interests of these executive officers and directors in the transaction described herein will be included in the proxy statement described above. Additional information regarding these executive officers and directors is also included in Tekmira’s Annual Report on Form 10-K, which was filed with the SEC on March 28, 2014, and is supplemented by other public filings made, and to be made, with the SEC by Tekmira. The Annual Report on Form 10-K and other public filings are available free of charge through the SEC’s website at www.sec.gov and from Tekmira by contacting Investor Relations by telephone at (604) 419-3200 or upon written request addressed to our corporate secretary at Tekmira Pharmaceuticals Corporation, Tekmira Pharmaceuticals Corporation, 100 – 8900 Glenlyon Parkway, Burnaby, BC, Canada, V5J 5J8 or by going to Tekmira’s Investor section on its corporate web site at www.tekmira.com.